Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: November 5, 2004

THE FOLLOWING SLIDES WERE USED IN PRESENTATIONS MADE TO
INVESTORS ON NOVEMBER 5, 2004.

Royal Dutch/Shell Group of Companies UBS - Phoenix November 2004

Legal Notice Not for release, publication or distribution in whole or in part into Canada or Japan. Terms defined in the press release dated 28 October 2004 have the same meaning when used in this notice. IMPORTANT LEGAL INFORMATION The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the "SEC") by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC's website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The "Shell" Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in March 2005. All investment is subject to risk. The value of the Royal Dutch Shell shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement. CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS This presentation contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group's businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group's businesses. None of the Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

9 months 2004 $ billion 5.4 4.4 6.2 7.7 0.8 3.5 17.4% Change % Net income CCS Earnings Cash from operations DACF Divestment proceeds Capital investment (100%) ROACE (Net income basis) 2.5 2.6 5.2 4.8 1.1 3.6 15.6% 120 70 21 61 -4 Q3 2004 $ billion 14.1 12.5 18.9 20.9 2.8 9.8 Q3 2003 $ billion 10.6 11.1 17.3 16.5 3.4 9.8 DACF = Debt adjusted cash flow 9 months 2003 $ billion Overall Performance

UK Incorporated Tax Resident in Netherlands Single HQ in Netherlands (replaces of existing split corporate centre) Substantial UK presence (operations and certain corporate activities) London Listing and FTSE inclusion Other Listings: Amsterdam, New York One Company: Royal Dutch Shell RD Shareholders Royal Dutch Shell plc operating companies ST&T

A and B shares but all with same rights: Voting: one share one vote Dividend declared and other capital rights Royal Dutch shareholders to receive A shares Dutch sourced dividends STT shareholders to receive B shares UK sourced dividends* Preserves current shareholder tax treatment on dividends An innovative solution * assuming sufficient reserves Unlocking One Company

Implementation Royal Dutch Shell to make public tender offer for Royal Dutch Scheme of arrangement for STT Share exchange terms RD shareholders offered 60% of Royal Dutch Shell STT shareholders offered 40% of Royal Dutch Shell Translates into 2 Royal Dutch Shell A shares for each RD share 0.2874 Royal Dutch Shell B shares for each STT share Tax treatment for shareholders No capital gains tax payable for the vast majority of shareholders Mechanism to preserve current tax treatment of dividends

Dividends Move to quarterly dividends First quarterly dividend expected to be paid in June 2005 Dividends to be declared in Euros But paid in £ on B shares and US$ on ADRs Overall dividend policy unchanged Intent to continue to increase dividends at least in line with inflation over time

Strategy and priorities More upstream + profitable downstream Reshape portfolio $15 bln p.a. investment in organic growth Divestments / acquisitions Raising the performance bar Top quartile performance Projects on time / specification / budget Competitive returns, strong cash generation Enterprise First culture and organisation Leadership / Accountability / Teamwork Simplified organisation Global operating models

Who we are and what we do Oil Products Gas & Power Chemicals Exploration and Production Other Business Activities

Positioning for the future New Material Oil: Bonga More Integrated Gas: Sakhalin More Unconventional Oil: Canada Existing Oil: Nelson

Dividends 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 Royal Dutch Petroleum (NYSE:RD) 1.33 1.4 1.45 1.55 1.6 1.47 1.4 1.5 1.8 2.06 The "Shell" Transport and Trading Company, plc. (NYSE:SC) 1.08 1.28 1.52 1.42 1.33 1.31 1.24 1.29 1.45 1.62 RD - per ordinary share; SC - per ADR Royal Dutch Petroleum (NYSE:RD) The "Shell" Transport and Trading Company, plc. (NYSE:SC) US $

Royal Dutch Petroleum Company (NYSE:RD) The "Shell" Transport and Trading Company, p.l.c. (NYSE:SC) S&P 500 Index 1983 100 100 100 1984 116.41 99.37 106.23 1985 157.21 135.44 140.05 1986 254.22 216.96 166.23 1987 315.97 298.98 174.9 1988 342.6 298.19 203.95 1989 489.09 432.1 268.59 1990 523.3 495.49 260.26 1991 603.05 554.84 339.56 1992 599.32 532.75 365.43 1993 811.81 704.71 402.27 1994 874.35 743.5 407.58 1995 1198.38 968.2 560.75 1996 1503.45 1272.25 689.5 1997 1966.49 1696.61 919.51 1998 1792.32 1488.9 1182.31 1999 2333.46 2022.71 1431.07 2000 2386.34 2090.19 1300.84 2001 1981.24 1803.59 1146.17 2002 1839.58 1749.55 892.87 2003 2277.93 2095.58 1148.99 20 Year Total Shareholder Return * RD - per ordinary share; SC - per ADR Royal Dutch Petroleum Company (NYSE:RD) The "Shell" Transport and Trading Company, p.l.c. (NYSE:SC) S&P 500 Index 13.0% APR 16.4% APR 16.9% APR Value (indexed: 1983=100)

Key Investment Features Strong operating cash flow Over $18 billion in first 9 months of 2004 Over $20 billion in 2003 Over $10 billion in each of the past 10 years Dividend payments consistently increasing with rate of inflation or more * Efficient balance sheet structure (2004 Q3 gearing was 16.3%) Growing our globally diverse portfolio base * Based on inflation in the respective company's home country

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